UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 0-25121

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SELECT COMFORT PROFIT SHARING
AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SELECT COMFORT CORPORATION
9800 59th Avenue North
Minneapolis, Minnesota 55442

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013

Signature

Exhibits:

23.1 – Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm

Note: All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

As of and for the years ended December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the
Select Comfort Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 30, 2014

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2013 and 2012

	2013	2012
Assets
Cash	$131,444	$—

Participant-directed investments at fair value:
Mutual funds	53,366,963	27,597,040
Select Comfort Corporation common stock	10,272,323	14,685,360
Guaranteed investment contract	9,007,104	10,526,279
Self-directed brokerage account	441,233	174,794
Pooled separate accounts	—	12,896,247
Total participant-directed investments at fair value	73,087,623	65,879,720

Receivables:
Notes receivable – participants	2,479,332	2,108,730
Company contributions	779,084	784,678
Participant contributions	215,936	164,610
Total receivables	3,474,352	3,058,018
Total assets	76,693,419	68,937,738

Liabilities
Accrued expenses	20,136	—
Total liabilities	20,136	—

Net assets available for benefits	$76,673,283	$68,937,738

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Dividends, interest and capital gain	$1,637,982	$798,798
Net realized/unrealized appreciation in fair value of investments	6,822,531	7,486,570
Total investment income	8,460,513	8,285,368

Interest income on notes receivable - participants	87,581	79,045

Contributions:
Participant	6,394,855	6,345,874
Company	3,160,444	2,912,514
Rollovers	551,553	223,743
Total contributions	10,106,852	9,482,131
Total additions	18,654,946	17,846,544

Deductions from net assets attributed to:
Benefits paid to participants	10,847,797	10,565,113
Plan expenses	71,604	33,680
Total deductions	10,919,401	10,598,793
Increase in net assets available for benefits	7,735,545	7,247,751
Net assets available for benefits - beginning of year	68,937,738	61,689,987
Net assets available for benefits - end of year	$76,673,283	$68,937,738

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of and for the years ended December 31, 2013 and 2012

(1)	DESCRIPTION OF THE PLAN

The following brief description of the Select Comfort (“Company,” "Plan Sponsor" or "Plan Administrator") Profit Sharing and 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees. A full-time employee is eligible on the first day of the calendar month following 30 days of employment provided the employee is age 21 or older. A part-time employee is eligible after completing one year of at least 1,000 hours of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The inception date of the Plan was January 1, 1994.

Recordkeeper and Custodian – Effective September 2, 2013, the Plan changed trustees/custodians from The Prudential Insurance Company of America ("Prudential") to Charles Schwab Bank (“Trustee,” "Custodian" or "Schwab") and changed the recordkeeper from Prudential to Milliman, Inc. ("Recordkeeper").

Contributions – Each year, participants may contribute a percentage of eligible earnings, as defined by the Plan. Participants can contribute up to 50% of eligible earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Company contributions are determined at the discretion of the Company’s Board of Directors. Company discretionary contributions for 2013 and 2012, net of forfeitures, were $3,160,444 and $2,912,514, respectively.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s discretionary contributions, if applicable, and Plan earnings.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contributions to their accounts plus actual earnings thereon is based on years of service. Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they have reached normal retirement age of 65, die, or become disabled.

Forfeitures – Forfeited non-vested accounts are used to either reduce Company contributions or to pay administrative expenses. The balance of forfeited non-vested accounts as of both December 31, 2013 and 2012 was $0. Forfeitures of non-vested amounts were used to pay Plan expenses of $22,932 and $22,980 in 2013 and 2012, respectively. In addition, forfeitures of non-vested amounts were used to pay $175,000 and $69,404 of the Company’s 2013 and 2012 contributions, respectively.

Notes Receivable – Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through payroll deductions not less frequently than quarterly.

Notes receivable – participants are valued at their outstanding balances.

Investment Options – Upon enrollment in the Plan, participants may direct their contributions in 1% increments into any of the thirteen investment funds, Company common stock, or a self-directed brokerage account. Participants may modify their investment options daily.

Payment of Benefits – On termination of service due to death, disability, or retirement, or for termination of service due to other reasons, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants can elect to rollover their account balance into a different tax-qualified retirement plan or individual account upon separation from the Company. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $15,358 and $39,043 at December 31, 2013 and December 31, 2012, respectively.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of and for the years ended December 31, 2013 and 2012

Plan Expenses – The Plan allows for recordkeeping fees, legal fees, trustee’s fees, and other reasonable costs of administering the Plan to be paid out of Plan assets.

(2)	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications - Certain amounts in the Statement of Changes in Net Assets Available For Benefits from the prior year have been reclassified to conform to the current-year presentation.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for the disclosure of the Plan’s fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded upon distribution.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of change in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Risks and Uncertainties – The Plan provides for investment, at the participant’s option, in any combination of the Company’s common stock, investment funds, a guaranteed investment contract or a self-directed brokerage account which enables participants to invest in mutual funds or publicly traded stocks with a share value of greater than $5.00. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Concentration of Market Risk – As of December 31, 2013 and 2012, approximately 13% and 21%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Subsequent Events – Events that have occurred subsequent to December 31, 2013 have been evaluated through the date these financial statements were issued. There have been no subsequent events that occurred during such period that would require recognition or disclosure in the financial statements as of or for the year ended December 31, 2013.

(3)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of and for the years ended December 31, 2013 and 2012

(4)	FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated January 12, 2009 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provisions for income taxes have been made.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

(5)	GROUP ANNUITY INSURANCE CONTRACT

The Standard Stable Asset Fund II ("Fund") is a group annuity contract that offers a full guarantee on principal and interest by the Standard Insurance Company ("Issuer"). The contracts are fully benefit responsive.

The Fund qualifies as a fully benefit-responsive investment contract because it meets all of the following criteria:

a.
The investment contract is effected directly between the Fund and the Issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the Issuer.

b.	The contract Issuer is obligated to (i) repay principal and interest, or (ii) apply prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.
The terms of the investment contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.
An event that limits the ability of the Fund to transact at contract value with the Issuer (for example, premature termination of the contracts by the Fund, plant closings, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

Investment contracts held in the Fund are recorded at their contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. As the Fund’s interest rates are adjusted to market quarterly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. There are not any specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the issuer's general account to determine a fair value. The plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. This product is not a traditional guaranteed income contract and therefore there are not any known cash flows that could be discounted. As a result, the fair value amount shown is equal to the contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of and for the years ended December 31, 2013 and 2012

The following table presents information about significant unobservable inputs used in Level 3 fair value measurements:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values

Standard Stable Asset Fund II	$9,007,104	Fair Value = Contract Value	Earnings at guaranteed crediting rate	Gross guaranteed crediting rate must be greater than contractual minimum crediting rate

The interest crediting rate is determined quarterly and during 2013 (September 2, 2013 through December 31, 2013) resulted in an average annual yield earned and credited to participants of approximately 2.55%. The minimum crediting rate is 1.0%. The interest crediting rate is calculated based upon many factors, including projected earnings on investments held in the general account, projected cash flow, the interest rate at which new investments can be made, investment and interest rate risk, investment management expenses, liquidity needs and the competitive environment, as well as potential profit or loss.

There is no event that limits the ability of the Plan to transact at contract value with the Issuer. There are also no events or circumstances that would allow the Issuer to terminate the fully benefit-responsive group annuity insurance contract with the Plan and settle at an amount different from contract value.

The credit rating of the Issuer at December 31, 2013 was A2 as reported by Moody’s Investors Service.

Upon the change in plan administrator and trustee on September 2, 2013, the Plan no longer offered the Prudential Guaranteed Income Fund. The Fund offered a full guarantee on principal and interest by Prudential Retirement Insurance and Annuity Company, an affiliate of the former trustee. The interest crediting rate was determined semi-annually and during 2013 (through September 2, 2013) and 2012 resulted in an average annual yield earned and credited to participants of approximately 1.75% and 1.85%, respectively. The minimum crediting rate was 1.5%.

For information related to fair value measurements in accordance with U.S. GAAP, refer to Note 6, Fair Value Measurements.

(6)	FAIR VALUE MEASUREMENTS

The FASB’s guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1 – observable inputs such as quoted prices in active markets;

•	Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, including:

◦	Quoted prices for similar assets or liabilities in active markets;

◦	Quoted prices for identical or similar assets in nonactive markets;

◦	Inputs other than quoted prices that are observable for the asset or liability;

◦	Inputs that are derived principally from or corroborated by other observable market data; and

•	Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Outlined below are descriptions of the valuation methodologies used to measure assets at fair value.  There have been no changes in the methodologies used at December 31, 2013 compared with the prior year.

Mutual Funds – The fair value of mutual funds are determined by net asset value (“NAV") of shares held by the Plan on the last business day of the Plan year.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of and for the years ended December 31, 2013 and 2012

Select Comfort Corporation Common Stock – Select Comfort Corporation common stock is valued at the quoted market price on the last business day of the Plan year.

Guaranteed Investment Contract – Valued at contract value which equals fair value as a fair value adjustment does not apply upon discontinuance. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. See Note 5 – Group Annuity Insurance Contract.

Self-Directed Brokerage Account – The fair value of the individual investments are valued at the NAV of shares held by the plan on the last business day of the Plan year.

Pooled Separate Accounts – The pooled separate accounts invested mainly in domestic stocks, international stocks, domestic bonds and balanced funds.  The fair value of participation units owned by the Plan in the pooled separate accounts was based on unit values on the last business day of the Plan year.

Domestic Stocks:  The fair values of the underlying domestic stocks were determined by the closing price from the applicable stock exchange (Level 1) and were used in determining the NAV of the pooled separate accounts, which was not publicly quoted.
International Stocks:  The fair values of the international stocks have observable Level 1 pricing inputs, including closing quoted prices from the appropriate local stock exchange. Prudential subscribed to the Fair Value Evaluation Service provided by Interactive Data Corporation (“IDC”), which seeks to update prices in the event there are material U.S. market movements between local stock exchange closing time and portfolio valuation time.
Domestic Bonds: These investments were typically composed primarily of domestic fixed-income securities. Securities were priced by IDC using inputs such as benchmark yields, reported trades, broker/dealer quote, and issuer spreads. IDC also monitored market indices, and industry and economic events, including credit rating agency actions.
Balanced Fund:  The fair value of the balanced fund (the SA/Oakmark Equity & Income Strategy fund) was based on the individual securities included in the fund. The SA/Oakmark Equity & Income Strategy fund invested primarily in domestic stocks and bonds, but may have included some international stocks.  See the valuation methodologies for domestic stocks, international stocks and domestic bonds described above which were applied to the securities held in the balanced fund.

The valuation methods described could result in fair values that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2013, the Plan held no assets in the Pooled Separate Account funds and therefore, had no unfunded commitments related to the Pooled Separate Account funds. The redemption of the Pooled Separate Account funds was subject to the preference of the individual Plan participants and contained no restrictions on the timing of redemptions.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of and for the years ended December 31, 2013 and 2012

The following tables present, by level in the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

2013	Level 1	Level 2	Level 3	Total

Select Comfort Corporation common stock	$10,272,323	$—	$—	$10,272,323

Guaranteed investment contract – stable value (Note 5)	—	—	9,007,104	9,007,104

Mutual funds:
Large-cap stock	29,236,849	—	—	29,236,849
Small-cap stock	9,763,568	—	—	9,763,568
International stocks	7,151,353	—	—	7,151,353
Fixed-income domestic	3,771,228	—	—	3,771,228
Mid-cap stock	3,248,234	—	—	3,248,234
Fixed-income international	195,731	—	—	195,731
	53,366,963	—	—	53,366,963

Self-directed brokerage account	441,233	—	—	441,233

Total participant-directed investments at fair value	$64,080,519	$—	$9,007,104	$73,087,623

2012	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Balanced fund	$—	$7,137,425	$—	$7,137,425
Fixed-income domestic	—	3,992,766	—	3,992,766
Mid-cap stock	—	1,766,056	—	1,766,056
	—	12,896,247	—	12,896,247

Select Comfort Corporation common stock	14,685,360	—	—	14,685,360

Guaranteed investment contract – stable value (Note 5)	—	—	10,526,279	10,526,279

Mutual funds:
Small-cap stock	20,168,861	—	—	20,168,861
Large-cap stock	7,428,179	—	—	7,428,179
	27,597,040	—	—	27,597,040

Self-directed brokerage account	174,794	—	—	174,794

Total participant-directed investments at fair value	$42,457,194	$12,896,247	$10,526,279	$65,879,720

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of and for the years ended December 31, 2013 and 2012

Level 3 – Changes in Fair Value

The following table presents a summary of changes in the fair value of the Plan’s Level 3 investments during the years ended December 31, 2013 and 2012:

Guaranteed Investment Contract	2013	2012
Balance, beginning of year	$10,526,279	$12,480,348
Purchases(1)	12,916,693	7,968,050
Sales(1)	(14,523,348)	(10,048,617)
Interest income	192,347	204,736
Other, net	(104,867)	(78,238)
Balance, end of year	$9,007,104	$10,526,279
 _____________
(1) Purchases and sales for 2013 include the purchase of the Standard Stable Value Fund II of $9,218,119 and the sale of the Prudential Guaranteed Income Fund of $9,177,942 upon change in the Plan's trustee from Prudential to Schwab.

(7)	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2013 and 2012:

	2013	2012
Guaranteed Investment Contracts:
Standard Stable Asset Fund II	$9,007,104	$ N/A
Prudential Guaranteed Income Fund	N/A	10,526,279
Mutual funds:
American Funds In Fund of Amer R6	10,391,442	N/A
American Funds AMCAP R6	8,976,534	N/A
American Funds American Mutual R6	7,638,186	N/A
MFS Instl International Equity	7,063,148	N/A
Vanguard Small Cap Value Index Admiral	4,936,022	N/A
Vanguard Small Cap Growth Index Admiral	4,827,546	N/A
T. Rowe Price Blue Chip Growth Adv	N/A	6,860,512
JHancock3 Disciplined Value A	N/A	6,151,240
MFS International Diversification R3	N/A	5,792,633
Goldman Sachs Small Cap Value A	N/A	3,814,273
Prudential Jennison Small Company A	N/A	3,613,906
Select Comfort Corporation common stock	10,272,323	14,685,360
Pooled separate accounts:
SA/Oakmark Equity & Income Strategy	N/A	7,137,425
PIMCO Core Plus Bond Fund	N/A	3,992,766

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of and for the years ended December 31, 2013 and 2012

The Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year), appreciated (depreciated) in value during the years ended December 31, 2013 and 2012 as follows:

	2013	2012
Select Comfort Corporation common stock	$(2,832,620)	$3,355,705
Mutual funds	8,498,949	1,870,794
Pooled separate accounts	1,151,697	2,254,703
Self-directed brokerage account	4,505	5,368
	$6,822,531	$7,486,570

(8)	PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. Schwab and Prudential, as custodians of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invested in certain investments issued by Schwab and Prudential and in common stock of the Company. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
EIN 41-1597886 Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	American Funds	American Funds In Fund of Amer R6	**	$10,391,442
	Standard Insurance Company	Standard Stable Asset Fund II	**	9,007,104
	American Funds	American Funds AMCAP R6	**	8,976,534
	American Funds	American Funds American Mutual R6	**	7,638,186
	Massachusetts Financial Services Co	MFS Instl International Equity	**	7,063,148
	The Vanguard Group, Inc.	Vanguard Small Cap Value Index Admiral	**	4,936,022
	The Vanguard Group, Inc.	Vanguard Small Cap Growth Index Admiral	**	4,827,546
	Metropolitan West Funds	Metropolitan West Total Return Bond I	**	3,771,228
	PRIMECAP Management Company	PRIMECAP Odyssey Aggressive Growth	**	3,033,214
	The Vanguard Group, Inc.	Vanguard 500 Index	**	2,230,687
	The Vanguard Group, Inc.	Vanguard Selected Value Inv	**	215,020
	Franklin Templeton Investments	Templeton Global Bond Adv	**	195,731
	Dimensional Fund Advisors	DFA Emerging Markets I	**	88,205
*	Charles Schwab	Self-Directed Brokerage Account	**	441,233
*	Select Comfort Corporation	Common stock	**	10,272,323
*	Notes receivable – participants	Participant loans secured by participant–vested balance with interest rates of 4.25% to 6.50% and maturing in 2014 to 2028	$0	2,479,332
		Total		$75,566,955

*	Party-in-Interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
(Name of Plan)
Date:	June 30, 2014
		By:	/s/ David R. Fern
David R. Fern
Director of Compensation & Human Capital Plan Administrator